HEAD OFFICE



04045082

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

RECEIVED

2004 SEP 27 P 12: 20

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

September 24, 2004

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

12g3-2 (b) filing number: 82-3636

The Capital Markets Board registered the bonus shares to be issued by Türkiye Garanti Bankası A.Ş. as at September 17, 2004 due to increase of its paid in capital from TL 822.037.812.602.365 to TL 1.200.000.000.000.000 (%45.97869) from internal sources and the Board Resolution regarding the capital increase to TL 1.200.000.000.000.000 and the Capital Markets Board's registry approval certificate registered at the İstanbul Commercial Registrar as at September 21, 2004 and such registration was published at the Turkish Commercial Registrar Gazette dated September 23, 2004.

Yours sincerely,

Olca ERDOST
Vice President
Investor Relations

Funda GÜNGÖR
Senior Vice President
Corporate Strategy, Business Development & Investor Relations

PROCESSED

SEP 28 2004

THOMSON
FINANCIAL

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